SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CVR ENERGY, INC.

(Name of Subject Company (Issuer))

Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
IEP Energy Holding LLC
American Entertainment Properties Corp.
Beckton Corp.
Carl C. Icahn

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Andrew Teno
President and Chief Executive Officer
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100

and

Joshua A. Apfelroth, Esq.
Louis E. Rambo, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299
(212) 969-3438

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
IEP Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
52,070,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
52,070,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,070,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
52,070,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
52,070,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,070,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
67,570,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
67,570,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,570,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.2%
14	TYPE OF REPORTING PERSON
PN

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
67,570,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
67,570,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,570,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.2%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
67,570,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
67,570,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,570,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.2%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
67,570,593
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
67,570,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,570,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.2%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by Icahn Enterprises Holdings L.P. a Delaware limited partnership (together with its direct and indirect subsidiaries, “Icahn Enterprises,” “we,” or “us”), Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., IEP Energy Holding LLC, American Entertainment Properties Corp., Beckton Corp., and Carl C. Icahn (collectively, the “Filing Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2024, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on December 18, 2024, as amended and supplemented by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on January 6, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to an offer by Icahn Enterprises to purchase up to 17,753,322 shares of common stock, par value $0.01 per share (the “common stock”) of the Company at a price of $18.25 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m. New York City time, on January 8, 2025. Based on the count by Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), a total of 878,212 shares were properly tendered and not properly withdrawn in the Offer.

Icahn Enterprises will accept for payment all shares properly tendered and not properly withdrawn at a price of $18.25 per share, for a total purchase price of approximately $16 million in the aggregate. The shares to be accepted for payment represent in the aggregate approximately 0.9% of the Company’s outstanding common stock.”

The press release announcing the results of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated December 6, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press release issued by Icahn Enterprises L.P., dated December 6, 2024.
(a)(1)(G)*	Summary Advertisement published in the New York Times on December 6, 2024.
(a)(5)(A)*	Letter dated November 8, 2024 to the Board of Directors of the Company.
(a)(5)(B)*	Press release issued by Icahn Enterprises L.P., dated January 6, 2025.
(a)(5)(C)	Press release issued by Icahn Enterprises L.P., dated January 9, 2025
(b)	Not applicable.
(d)(1)*	Tender Offer Agreement (the “Tender Offer Agreement”) by and between Icahn Enterprises Holdings and the Company, dated December 6, 2024.
(d)(2)*	Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit B to the Tender Offer Agreement, filed herewith as Exhibit (d)(1)).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

* Filed previously

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2025

ICAHN ENTERPRISES HOLDINGS L.P.

BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer and Secretary

ICAHN ENTERPRISES L.P.

BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer and Secretary

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer and Secretary

IEP ENERGY HOLDING LLC

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer, Treasurer and Secretary

BECKTON CORP.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Vice President

/s/ CARL C. ICAHN
Name: Carl C. Icahn